

November 15, 2021

Gina Goetter
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> **Re: Harley-Davidson, Inc.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 23, 2021**
> **Form 8-K Furnished October 27, 2021**
> **File No. 001-09183**

Dear Ms. Goetter:

We have reviewed your November 9, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2021 letter.

Form 10-K for the Year Ended December 31, 2020

Form 8-K furnished October 27, 2021, page 7

1. We note your response to previous comment one and proposed future disclosures and do not believe the adjustment for EU tariffs is appropriate when considering Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on non-GAAP Financial Measures. While the increases may have been perceived temporary, tariffs represent a normal and recurring operating expense. As an alternative, consider revising MD&A to disclose the information surrounding your assessments of outcome and resolutions as part of your discussion of fluctuations in Results of Operations, and disclose qualitative and quantitative details in Trends and Uncertainties pursuant to Item 303(a)(3)(ii) of Regulation S-K. We do not object to these changes being reflected prospectively in all

future filings and furnished information.

You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Woody with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Patrick Quick